-Press Release-

ELRON ANNOUNCES SALE OF ELRON TELESOFT TO ECTEL

Tel Aviv, December 21, 2005 - Elron Electronic Industries Ltd. ("Elron") (Nasdaq & TASE:ELRN), announced today that it has signed a definitive agreement for the sale of its wholly owned subsidiary, Elron Telesoft, to ECtel Ltd (Nasdaq: ECTX) for $2.5 million, of which $2.1 million shall be paid in cash immediately upon completion of the transaction and up to an additional $0.4 million shall be paid if certain milestones are achieved during 2006. Elron Telesoft today engages primarily in the field of revenue assurance.

The transaction is expected to be completed by the end of December 2005 and is subject to customary closing conditions. There is no assurance that the transaction will be completed.

The transaction, upon completion, will not have a material effect on Elron's results of operations.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:

Rinat Remler Elron Electronic Industries Ltd. Tel. 972-3-6075555 rinat@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)